salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, CA 94105

(415) 901-7000

April 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jan Woo

Re:	salesforce.com, inc. Registration Statement on Form S-4 File No. 333-224067 Request for Acceleration

Dear Ms. Woo:

Reference is made to the Registration Statement on Form S-4 (File No. 333-224067) filed by salesforce.com, inc. (the “Company”) with the U.S. Securities and Exchange Commission on April 2, 2018, as amended by Amendment No. 1 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:00 a.m., Eastern time, on April 25, 2018, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Andrew J. Nussbaum or Edward J. Lee of Wachtell, Lipton, Rosen & Katz at (212) 403-1269 or (212) 403-1155, respectively. Please notify either of them when this request for acceleration has been granted.

Very truly yours,

salesforce.com, inc.

By:	/s/ Amy E. Weaver
Name:	Amy E. Weaver
Title:	President, Legal and General Counsel

cc:	Edwin Kim, U.S. Securities and Exchange Commission

Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz

Edward J. Lee, Wachtell, Lipton, Rosen & Katz

Robert Horton, MuleSoft, Inc.

Michael Ringler, Wilson Sonsini Goodrich & Rosati, P.C.

Denny Kwon, Wilson Sonsini Goodrich & Rosati, P.C.